UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

nFusz, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

65342D 101

(CUSIP Number)

nFusz, Inc.

344 S. Hauser Blvd., Suite 414

Los Angeles, Ca 90036

Tel: 855.250.2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342D 101	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chakradhar Reddy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,300,000
	8.	SHARED VOTING POWER Nil
	9.	SOLE DISPOSITIVE POWER 9,300,000
	10.	SHARED DISPOSITIVE POWER Nil

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65342D 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to shares of common stock with $0.001 par value per share of nFusz, Inc. (the “issuer”). The principal executive offices of the issuer are located at 344 S. Hauser Blvd., Suite 414, Los Angeles, Ca 90036.

Item 2. Identity and Background.

(a)	Name: Chakradhar Reddy (the “Reporting Person”).

(b)	Residence or business address: 110 3rd Avenue, #11B, New York, NY 10003.

(c)	Finance Professional

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

On October 27, 2017, the Reporting Person purchased 1,800,000 shares of common stock for the total purchase price of $126,000.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Any material change in the present capitalization or dividend policy of the Issuer;

Any other material change in the Issuer’s business or corporate structure;

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 65342D 101	13D	Page 4 of 5 Pages

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 9,300,000, or approximately 8.25% of outstanding common stock of the Issuer, based on the aggregate of 112,735,353 shares outstanding as of September 30, 2017.

(b)	The Reporting Person has the sole power to vote or direct to vote, and to dispose or direct the disposition of 9,300,000 shares of common stock of the Issuer. See also Items 3 and 5(a).

(c)	The response to Item 3 is responsive to this item.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No. 65342D 101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Chakradhar Reddy
Chakradhar Reddy
October 30, 2017